UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

Commission File Number: 001-33841

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

(Full title of the Plan)

VULCAN MATERIALS COMPANY

(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive

Birmingham, Alabama 35242

(205) 298-3000

(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company

Construction Materials Divisions Hourly Employees Savings Plan

Financial Statements as of December 31, 2012 and 2011,

for the Year Ended December 31, 2012,

Supplemental Schedule as of December 31, 2012,

and Report of Independent Registered Public Accounting Firm

Vulcan Materials Company
Construction Materials Divisions
Hourly EmployeeS Savings Plan

TABLE OF CONTENTS

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012		3

Notes to Financial Statements as of December 31, 2012 and 2011 and for the Year Ended December 31, 2012		4–14

SUPPLEMENTAL SCHEDULE—		15

Form 5500, Schedule H, Part IV, Line 4i —
Schedule of Assets (Held at End of Year) as of December 31, 2012		16

NOTE:	All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

SIGNATURES		17

EXHIBIT 23(a)		18

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Vulcan Materials Company Construction Materials

Divisions Hourly Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 27, 2013

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Interest in Vulcan Materials Company Retirement Savings Trust — at fair value	$93,232,722	$82,297,210
Notes receivable from participants	8,183,670	8,340,273

Net assets available for benefits — at fair value	101,416,392	90,637,483

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(245,620)	(211,088)

NET ASSETS AVAILABLE FOR BENEFITS	$101,170,772	$90,426,395

See notes to financial statements.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO NET ASSETS:
Investment income from interest in Vulcan Materials Company Retirement Savings Trust	$12,273,281

Income from notes receivable from participants	330,807

Contributions:
Participants	5,033,139
Employer	2,118,239

Total contributions	7,151,378

Total additions to net assets	19,755,466

DEDUCTIONS FROM NET ASSETS:
Withdrawals by participants	9,445,726

Total deductions from net assets	9,445,726

Increase in net assets before Plan transfers	10,309,740

Net transfers of participants' investment from other Vulcan Materials Company Plans	434,637

INCREASE IN NET ASSETS	10,744,377

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	90,426,395

End of year	$101,170,772

See notes to financial statements.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

General — The Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the “Plan”), a defined contribution employee benefit plan established effective October 1, 1983, and most recently restated effective January 1, 2012, provides for accumulation of savings for qualifying nonunion hourly employees of Vulcan Materials Company (the “Company”) that were hired prior to July 15, 2007.

The Company has designated a portion of the Plan consisting of the Company’s common stock fund as an employee stock ownership plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on the Company’s common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s defined contribution employee benefit plans. In these instances, the net assets of the participant’s account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (the “Master Trust”).

All assets of the Plan are held by the Northern Trust Company of Chicago, Illinois (the “Trustee”). Hewitt Associates LLC (the “Recordkeeper”) is the recordkeeper for the Plan.

Participation and Vesting — Effective on and after July 15, 2007, no newly hired individual will become a participant in the Plan. Employees hired on or after July 15, 2007, are eligible for participation in the Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan. Former participants who are reemployed after a break in service no greater than one year may reenter the Plan. Participants are fully vested in all contributions at all times.

Contributions — The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (“pre-tax contributions”) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pre-tax contributions, after-tax contributions, or any combination of the two. Pre-tax contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $17,000 in 2012. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees. For participants over the age of 50, additional contributions may be made in the amount of $5,500 for the year ended December 31, 2012.

The Company expects to make matching contributions from current and accumulated earnings and profits to match a portion of an employee’s contribution (whether pre-tax, after-tax, or both) ranging from 0% to 100% of that contribution based on the participant’s years of service, not to exceed 4% of the employee’s earnings.

Investment Options — Participants’ contributions are invested in 13 separate investment funds of the Plan in proportions elected by the participant. The Company’s matching contributions are invested in the Company stock fund, which invests primarily in the Company’s common stock and are available for immediate reallocation by the participants.

Participant Accounts — Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings thereon. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pre-tax contributions and the portion attributable to after-tax contributions. Earnings (losses) are allocated to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Distributions and Withdrawals — A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $5,000, in which case the participant may defer distribution until age 70-1/2.

Prior to termination of employment, a participant may withdraw any amount up to the value of his or her entire account provided, however, that (1) no portion of an actively employed participant’s pre-tax contribution account may be distributed to him or her before age 59-1/2, unless the administrative committee approves a “hardship” withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant, who has not been a participant in the Plan for at least 60 months.

Participant Loans — Participants may apply for a single loan equal to the lesser of 50% of the participant’s total account or $50,000. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan bearing interest at the Prime interest rate, plus 1%. The average rate of interest on loans approximated 4.4% and 4.8% as of December 31, 2012 and 2011, respectively.

A loan is considered a note receivable of the Plan. The participant’s investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s investment accounts in accordance with his or her current investment direction. Loans must be repaid on a per-pay-period basis through payroll deductions within 60 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Recent Accounting Pronouncements — In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. ASU 2011-04 expands certain disclosures about fair value measurement. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires information about transfers between Level 1 and 2 and requires additional disclosure for Level 3 measurements. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption of this standard had no impact on the statement of net assets available for benefits and statement of changes in net assets available for benefits. See Note 5 for the related disclosures.

Valuation of Investments and Income Recognition — The Plan’s investment in the Master Trust established by the Company and administered by the Trustee is presented at fair value, which has been determined based on the fair values of the underlying investments of the Master Trust.

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year. Money Market funds are stated at amortized cost, which approximates fair value. Investments in common/collective-trust funds are stated at estimated fair value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the fair value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with ASC 962-325, Plan Accounting — Defined Contribution Pension Plans — Investments — Others, the stable value fund is included at fair value in participant-directed investments in the statement of net assets available for benefits, and an additional line is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Valuation of Investments (Securities With no Quoted Market Prices) — Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. In general, however, corporate debt instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in certain other equity instruments are valued at the quoted market price of the issuer’s unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings. The multiple chosen is consistent with multiples of similar companies based on current market prices. The fair value of venture capital and partnership investments has been estimated by management in the absence of readily determinable fair values. Management’s estimates are based upon information provided by the general partners. The methods employed by the general partners include consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar quality rate, maturity, term, and conditions.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including government securities, corporate debt instruments, a stable value fund, other equities, common/collective-trusts, interest-bearing cash, commingled funds holding principally venture capital and partnership investments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

Payment of Benefits — Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan that had not been paid at December 31, 2012 or 2011.

Administrative Expenses — The Company pays the administrative costs of the Plan, including the Trustee’s fees and charges.

3.	STABLE VALUE FUND — SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides participants a self-managed stable value investment option (“Fund” or “Synthetic Guaranteed Investment Contract”) that simulates the performance of a guaranteed investment contract (“GIC”), whereby participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is comprised of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Synthetic Guaranteed Investment Contract to Transact at Contract Value — Certain events may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

a.	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

b.	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund;

c.	Any transfer of assets from the Fund directly into a competing investment option;

d.	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

e.	Complete or partial termination of the Plan or its merger with another plan.

The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer, any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at contract value is not probable.

Average Yields —
	2012	2011
Average yields:
Based on annualized earnings(1)	3.05%	3.14%
Based on interest rate credited to participants(2)	3.40%	3.45%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to the participants on the last day of the Plan year by the fair value of the investments on the same date.

4.	INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Company. Each participating plan has an undivided interest in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The fair value of investments of the Master Trust at December 31, 2012 and 2011, is summarized as follows:

	2012	2011

Vulcan Materials Company common stock*	$211,606,725	$190,982,429
Stable value fund	37,929,510	37,315,361
Corporate debt investments	102,974,214	80,585,025
Government securities	46,472,627	62,699,946
Other equities
Asset backed securities	4,638,709	7,151,873
Commodity funds	27,906,264	26,497,998
Domestic equities	394,185,009	349,088,448
Other	2,601	2,623
Interest-bearing cash	92,308,694	77,561,148
Value of interest in common/collective-trusts	307,727,594	288,315,226
Commingled funds holding principally venture capital and partnership investments	97,996,236	106,770,651

Total assets	1,323,748,183	1,226,970,728

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,487,392)	(3,147,110)

	$1,320,260,791	$1,223,823,618

Percentage of Plan’s investments in the Master Trust’s investments	7.0%	6.7%

* The Master Trust’s investment in the Company’s common stock is held solely by participants in the Company’s defined contribution plans.

The total investment income of the Master Trust for the year ended December 31, 2012, is summarized as follows:

Interest	$7,989,064
Dividends	2,451,133
Other income	1,989,575
Net investment gain	163,790,621

Total	$176,220,393

5.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs that are derived principally from or corroborated by observable market data;

Level 3 — Inputs that are unobservable and significant to the overall fair value measurement.

The following tables set forth, by Level within the fair value hierarchy, the Master Trust investment assets at fair value:

	As of December 31, 2012
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$211,606,725	$211,606,725	$-	$-
Stable value fund	37,929,510	-	37,929,510	-
Corporate debt investments	102,974,214	-	102,974,214	-
Government securities	46,472,627	-	46,472,627	-
Other equities:
Asset backed securities	4,638,709	-	4,638,709	-
Commodity funds	27,906,264	-	27,906,264	-
Domestic equities	394,185,009	5,686,051	388,498,958	-
Other	2,601	-	2,601	-
Total other equities	426,732,583	5,686,051	421,046,532	-

Interest-bearing cash	92,308,694	84,000,214	8,308,480	-
Value of interest in common/collective-trusts	307,727,594	-	307,727,594	-
Commingled funds holding principally venture capital and partnership investments	97,996,236	-	-	97,996,236

Total investment assets at fair value	$1,323,748,183	$301,292,990	$924,458,957	$97,996,236

	As of December 31, 2011
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$190,982,429	$190,982,429	$-	$-
Stable value fund	37,315,361	-	37,315,361	-
Corporate debt investments	80,585,025	-	80,585,025	-
Government securities	62,699,946	-	62,699,946	-
Other equities:
Asset backed securities	7,151,873	-	7,151,873	-
Commodity funds	26,497,998	-	26,497,998	-
Domestic equities	349,088,448	2,456,445	346,632,003	-
Other	2,623	-	2,623	-
Total other equities	382,740,942	2,456,445	380,284,497	-

Interest-bearing cash	77,561,148	77,561,148		-
Value of interest in common/collective-trusts	288,315,226	-	288,315,226	-
Commingled funds holding principally venture capital and partnership investments	106,770,651	-	-	106,770,651

Total investment assets at fair value	$1,226,970,728	$271,000,022	$849,200,055	$106,770,651

Asset Valuation Techniques — The Plan’s investments are measured at fair value on a recurring basis in the accompanying Statements of Net Assets Available for Benefits. The following methods and assumptions were used to estimate the fair values. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Vulcan Materials Company Common Stock —The fair value of Vulcan Materials common stock is based on the quoted market price.

Stable Value Fund — The fair value of the stable value fund is calculated by valuing the underlying assets using quoted prices for similar assets or liabilities in active markets, quotes prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally or corroborated by observable market data.

Corporate Debt Investments — The fair values of corporate debt securities are based on current market rates and credit spreads for debt securities with similar maturities.

Government Securities — These investments consist of U.S. government, foreign government and government agency debt investments. The fair values of these securities are based on current market rates and credit spreads for debt securities with similar maturities.

Other Equities — These investments include common stock, preferred stock, asset-backed securities, mutual funds, and other equity investments. For investments publicly traded on a national securities exchange, the fair value is based on quoted market prices. For investment funds not traded on an exchange, the total fair value of the underlying securities is used to determine the net asset value for each unit of the fund held by the pension fund. The estimated fair values of the underlying securities are generally based on quoted market prices. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value.

Interest Bearing Cash — These investments include various publicly-traded money market funds that are valued based on quoted market prices. It also includes short term investment funds. The fair value of these investments is calculated by valuing the underlying assets using inputs that are corroborated by observable market data.

Interest in Common/Collective-Trusts — The fair value for these investments is calculated by utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

Venture Capital and Partnership Investments — The venture capital and partnerships asset category consists of various limited partnership funds, mezzanine debt funds and leveraged buy-out funds. The fair value of these investments has been estimated based on methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, the current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar maturity, term, conditions and quality ratings. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value of these securities.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Level 3 Gains and Losses — The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Commingled
Funds Holding
Principally
Venture Capital
and Partnerships

Balance — December 31, 2010	$96,262,332

Purchases	14,280,118
Sales	(1,364,612)
Settlements	(16,056,166)

Change in unrealized gains or losses for the period included in changes in net assets for assets held at the end of the reporting period.	13,648,979

Balance — December 31, 2011	$106,770,651

Total gains for the period included in changes in net assets	15,353,960

Purchases	11,152,725
Sales	(13,715,217)
Settlements	(14,752,350)

Change in unrealized gains or losses for the period included in changes in net assets for assets held at the end of the reporting period.	(6,813,533)

Balance — December 31, 2012	$97,996,236

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers between levels.

Net Asset Value Per Share — The following tables set forth information related to fair value measurements of the Level 3 venture capital and partnership investments held by the Master Trust that calculate net asset value per share:

	As of December 31, 2012
		Unfunded
	Fair Value	Commitment	Remaining Life

Venture capital funds	$44,674,583	$9,828,000	0–8 years
Secondary private equity funds	28,728,345	7,957,000	2–6 years
Mezzanine funds	17,594,389	1,894,000	0–7 years
Leveraged buyout and growth capital funds	6,765,807	883,000	0–4 years
Independent power funds	233,112	-	0 years

Total	$97,996,236	$20,562,000

	As of December 31, 2011
		Unfunded
	Fair Value	Commitment	Remaining Life

Venture capital funds	$48,276,828	$14,332,000	0–9 years
Secondary private equity funds	29,126,885	10,095,000	3–7 years
Mezzanine funds	20,734,275	3,068,000	0–8 years
Leveraged buyout and growth capital funds	8,134,614	933,000	0–5 years
Independent power funds	498,049	-	0 years

Total	$106,770,651	$28,428,000

These investments cannot be redeemed during the life of the funds, although such investments may be liquidated through secondary markets, subject to negotiated terms. Distributions are received through the liquidation of the underlying assets of the funds. It is expected that the underlying assets will be liquidated over the remaining life and any contractual extension of the investment agreements.

The venture capital funds invest in early-stage, high potential, growth companies. The secondary private equity funds acquire pre-existing commitments made by others to private equity and other alternative investment funds. The mezzanine funds invest in subordinated debt or preferred equity instruments of established firms. The leveraged buyout and growth capital funds invest in large privately negotiated equity instruments. The independent power funds invest in electricity generation and related assets.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2009.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2012 and 2011, the Master Trust held 3,981,211 and 4,735,334 shares, respectively, of common stock of the Company with a cost basis of $183,365,606 and $220,264,522, respectively. During the year ended December 31, 2012, the Master Trust recorded dividend income of $181,073 attributable to its investment in the Company’s common stock.

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SUPPLEMENTAL SCHEDULE

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN
Employer ID No: 63-0366371
Plan No: 050

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

*	Various plan participants	Participant loans at interest rates of 4.3%
		to 6.1% maturing in 1 to 60 months	**	$8,183,670

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
hOURLY EMPLOYEES SAVINGS PLAN

Date: June 27, 2013	By:	/s/ Charles D. Lockhart
Charles D. Lockhart
Chairman of the Administrative Committee

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